NO ACT

P.E. 12/18/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 20 2015

Washington, DC 20549

14008622

January 20, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-20-15

William P. Rogers, Jr.
Cravath, Swaine & Moore LLP
wrogers@cravath.com

Re: International Business Machines Corporation
Incoming letter dated December 18, 2014

Dear Mr. Rogers:

This is in response to your letter dated December 18, 2014 concerning the shareholder proposal submitted to IBM by Jing Zhao. We also have received a letter from the proponent dated December 19, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jing Zhao
*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2015

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: International Business Machines Corporation
Incoming letter dated December 18, 2014

The proposal recommends that the company establish a public policy committee to assist the board of directors in overseeing the company's policies and practices that relate to matters specified in the proposal.

We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(2) or rule 14a-8(i)(6). Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2) or rule 14a-8(i)(6).

We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. We are also unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

December 19, 2014

Via email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736

*Re: Shareholder Proposal of Jing Zhao for Inclusion in IBM 2015 Proxy Statement*

Ladies and Gentlemen:

It is a surprise that rather than communicating with shareholders on important corporate policy issues, IBM "outsourced" the policy duty to outside lawyers against shareholders. This is one indication that IBM need improve its public policy and testifies the importance to respect shareholders' right to request company's policy change.

There is no need to use common reason and logic to rebut the three baseless "bases" for exclusion in the December 18, 2014 letter to the SEC by Cravath, Swaine & Moore LLP. However, to prevent the company's Board from repeating the same baseless statements from the letter in their predictable Opposition Statement against my proposal in the proxy material, I would like to reply the above letter briefly.

• If "implementation of the Proposal would cause the Company to violate federal laws, rules and regulations", why Microsoft's establishment of such a public policy committee in 2012 did not cause Microsoft "to violate federal laws, rules and regulations"? Even though there is possibility that a new public policy committee may have some overlapping functions with existing committees (which exist even among existing committees), the Company ***can chose not*** to violate federal laws, rules and regulations, as Microsoft does.

• My Supporting Statement does not contain any false and misleading statements. Because the Company refuses to communicate with shareholders, it is natural for shareholders to regard the Company "without a committee to legitimately and ethically deal with public issues, especially international affairs, affecting our business" from media coverage and other independent sources. If the Company ever contacted me, there is possibility to improve shareholders' view. Again, I urge the Company to positively and constructively communicate with shareholders. At least, there should be an email account to receive shareholders' concerns, suggestions and proposals.

• My Supporting Statement used my personal unique case to inform the Company and shareholders of the public policy situation regarding Japan and China, where the Company has heavy business (as cited in my Supporting Statement). It is not "a personal grievance against the Japanese government," and it never "wishes to further a personal interest." The letter also doubted my statement of my life in Japan without checking the facts I listed in the Supporting Statement. I am always willing to provide any information, but the Company never contacted me. This is another indication how the Company mistreated shareholders.

Let shareholders vote on this important policy issue. Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 *** (phone)

*** FISMA & OMB Memorandum M-07-16 ***

Respectfully,

Jing Zhao

Jing Zhao

Cc: Mr. William P. Rogers, Jr. wrogers@cravath.com, fax 1-212-474-3700
Mr. Stuart Moskowitz smoskowi@us.ibm.com, fax 1-845-491-3203

CRAVATH, SWAINE & MOORE LLP

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December 18, 2014

<u>International Business Machines Corporation</u>
<u>Shareholder Proposal of Jing Zhao</u>
<u>Securities Exchange Act of 1934—Rule 14a-8</u>

Ladies and Gentlemen:

I am writing on behalf of our client, International Business Machines Corporation, a New York corporation ("IBM" or the "Company"), in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that IBM may exclude a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Mr. Jing Zhao ("Mr. Zhao" or the "Proponent") from the proxy materials to be distributed by IBM in connection with its 2015 annual meeting of shareholders (the "2015 proxy materials"). A copy of the Proposal is attached to this letter as <u>Exhibit A</u>. IBM has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j) and in accordance with *Staff Legal Bulletin 14D* (Nov. 7, 2008) ("SLB 14D"), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 proxy materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company and to Stuart Moskowitz, Senior Counsel of the Company.

## THE PROPOSAL

The resolution included in the Proposal reads as follows:

*"Resolved: shareholders recommend that International Business Machines Corporation (IBM) establish a Public Policy Committee to assist the Board of Directors in overseeing IBM's policies and practice that relate to public issues including human rights, corporate social responsibility, supplier chain management, charitable giving, political activities and expenditures, government regulations and especially international relations that may affect IBM's operations, performance, reputation and shareholders' value."*

The resolution and the related supporting statement (the "Supporting Statement") are set forth in Exhibit A.

## BASES FOR EXCLUSION

On behalf of the Company, we hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2015 proxy materials pursuant to:

- Rule 14a-8(i)(2) and (i)(6), because implementation of the Proposal would cause the Company to violate federal laws, rules and regulations applicable to the Company that mandate that (i) only certain Board Committees undertake various specified activities and (ii) the full board, rather than a "Public Policy Committee" undertake certain other activities;

- Rule14a-8(i)(3), because the Supporting Statement contains false and misleading statements about the roles of IBM's standing Board Committees and their respective members, and it is also inherently vague and indefinite, in each case contrary to Rule 14a-9; and

- Rule 14a-8(i)(4), because the Supporting Statement demonstrates that Mr. Jing Zhao has a personal grievance against the Japanese government and wishes to further a personal interest that is not shared by the other shareholders at large.

### Analysis

**I. Implementation of the Proposal which would reallocate responsibilities for oversight of policies and practices relating to "government regulations" to a "Public Policy Committee" is subject to exclusion under Rule 14a-8(i)(2)**

**because it would cause the Company to violate both federal and state laws, rules and regulations to which the Company is subject.**

The Proponent seeks to create a new public policy committee to assume oversight responsibilities over, among other things, policies and practices relating to government regulations since, in the Proponent's view, the Board is "*without a committee to legitimately and ethically deal with public issues.*" Proponent's public policy committee is unlawful, as it would necessarily conflict with the role of other legally required standing Board Committees which today are integrally involved in the oversight of a variety of policies and practices relating to government regulations.

***Audit Committee***

As a company with common stock listed on the New York Stock Exchange, IBM is required to have an audit committee comprised entirely of directors meeting specified independence standards, and the mission of such committee is in large part dictated by Section 301 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley")[1] and specific rules and regulations of the Commission and the New York Stock Exchange.[2] Under these laws, rules and regulations, and consistent with the Audit Committee's Charter,[3] the Audit Committee is required to be directly responsible for the appointment, compensation and oversight of IBM's independent public accountants, review reports of the Company's financial results, audits, internal controls and adherence to IBM's Business Conduct Guidelines in compliance with applicable laws and regulations, including federal procurement requirements.[4] In addition, at the beginning of each year, the Audit Committee must approve the proposed services to be provided by the accounting firm during the year. Any additional engagements that arise during the course of the year must also be approved by the Audit Committee or by the Audit Committee chair pursuant to authority delegated by the Audit Committee. The Committee must also review the procedures of the independent registered public accounting firm for ensuring its independence with respect to the services performed for the Company. The charter for the Audit Committee is available on the Company's website, along with the charters of

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[1] See Section 301 of the Sarbanes-Oxley Act of 2002, located at http://www.sarbanes-oxley-act.biz/SarbanesOxleySection301.htm

[2] The New York Stock Exchange Rules applicable to IBM's Audit Committee, Rules 303A.06 and 303A.07, can be found at http://nysemanual.nyse.com/LCMTools/PlatformViewer.asp?selectednode=chp_1_4_3&manual=%2Flcm%2Fsections%2Flcm-sections%2F

[3] See http://www.ibm.com/investor/governance/audit-committee-charter.html

[4] Item 12 of the Audit Committee Charter requires the Committee to "Oversee the compliance function and the Company's compliance with legal and regulatory requirements and corporate policy." In addition, Item 13 requires the Committee to "[r]eview the implementation of the Business Conduct Guidelines and IBM's process to monitor compliance with the Guidelines through education and employee certification." http://www.ibm.com/investor/governance/audit-committee-charter.html

the Directors and Corporate Governance Committee and the Executive Compensation and Management Resources Committee.[5]

***Executive Compensation and Management Resources Committee***

Much like the Audit Committee of the Board, other policies and practices relating to "government regulations" are subject to the direct oversight of our Executive Compensation and Management Resources Committee (the "ECMRC"). As a company with common stock listed on the New York Stock Exchange, IBM is required by Section 303A.05 of the New York Stock Exchange Listed Company Manual[6] to have a Compensation Committee, and under Section 952 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank")[7] and Commission rule 10C-1[8], any Compensation Committee is required to be comprised entirely of directors meeting specified independence standards. Under these laws, rules and regulations, the ECMRC is required to be authorized to hire, and directly responsible for the appointment, compensation and oversight of the work of any independent compensation adviser. The ECMRC also has sole discretion to engage, retain and obtain the advice of independent legal counsel and other advisers. IBM's ECMRC is specifically charged with compliance with the items listed in its charter, which include a variety of disclosures relating to executive compensation, including the annual reporting requirements under the federal proxy rules.[9] For example, these regulations[10] outline specific requirements and disclosures which the Compensation Committee must make in the Company's proxy statement.

***Directors and Corporate Governance Committee***

"Government Regulations" also include specific requirements that are carried out by the Company's Nominating/Corporate Governance Committee.[11] The

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[5] http://www.ibm.com/investor/governance/committees-of-the-board.html.

[6]http://nysemanual.nyse.com/LCMTools/PlatformViewer.asp?selectednode=chp_1_4_3&manual=%2Flcm%2Fsections%2Flcm-sections%2F

[7] http://www.dodd-frank-act.us/Dodd_Frank_Act_Text_Section_952.html

[8] http://www.sec.gov/rules/final/2012/33-9330.pdf

[9] See Item 5 of the Charter of the Executive Compensation and Management Resources Committee, located at http://www.ibm.com/investor/governance/executive-compensation-and-management-resources.html

[10] See Item 407(e) of Regulation S-K, entitled "Compensation committee", 17 C.F.R. Item 229.407(e), located at: http://www.ecfr.gov/cgi-bin/text-idx?SID=5927689080f2eab6bf5d0c65504feffe&node=se17.3.229_1407&rgn=div8

[11] Both the Commission and the New York Stock Exchange detail some of these regulatory requirements. In IBM's case, the Directors and Corporate Governance Committee is the Board Committee responsible for compliance with Item 407(c) of Regulation S-K and 303A.04 of the NYSE Listed Company Manual.

rules of both the Commission and the New York Stock Exchange detail some of these regulatory requirements. As set out in its Charter, IBM's Directors and Corporate Governance Committee has responsibility for, among other things, policies and practices guided by government regulation, including reviewing and assessing the independence of each director nominee, taking into consideration applicable listing standards; assessing transactions with related persons; and reviewing the Company's positions and practices in areas such as protection of the environment.

a. ***Having the IBM Board of Directors re-allocate oversight over policies and practices relating to "government regulations" to a new Public Policy Committee would cause the Company to violate Federal laws, rules and regulations applicable to the Company under Rule 14a-8(i)(2) which mandate that only a duly qualified Audit Committee handle such responsibilities.***

Rule 14a-8(i)(2) permits a company to exclude a proposal if the action requested in the proposal, if implemented, would violate any state, federal or foreign law. As such, it is well established that a company may exclude stockholder proposals that request a company to take actions which violate federal or state laws, rules and regulations to which a company is subject.[12] In the instant case, based on the Proponent's conclusion that the Board is currently "without a committee to legitimately and ethically deal with public issues"-- including, among others, "government regulations" -- he requests that a new "public policy committee" be established to assume oversight over policies and practices relating to government regulations. The Proposal runs afoul of a number of laws, rules and regulations, including specific rules and regulations which mandate that certain activities be handled ***only*** by the Company's Audit Committee. Reallocating the responsibilities of the Audit Committee over "government regulations" to the proposed "public policy committee" as the Proponent wants, would be unlawful

[12] See, e.g. Alza Corporation (February 12, 1997)(where company was bound by federal regulations to label, advertise and package its products subject to government review and approval, the staff concurred in the determination of the company that it would be beyond the power of the company to lawfully effectuate any unilateral modifications to its literature as suggested by the proponent). AT&T. Co. (Tillman) (December 16, 1985)(proposal relating to the divestiture from the company's employee pension fund of companies doing business in South Africa that did not adhere to the Sullivan Principles excluded where it would require the company as named fiduciary to take steps that would place the fiduciary in jeopardy of breaching its obligations under Federal law -- the Employee Retirement Income Security Act of 1974 (ERISA). General Electric Company (January 13, 1984)(proposal recommending that GE not release information regarding an employee's Form W-4 or payroll status without the permission of the employee, a search warrant or a court was properly excluded where the proposal, if implemented, would violate an Internal Revenue Service ("IRS") Regulation 31-3402(f)(2)-1(g), which provided that an employer was required to submit to the IRS any Form W-4 claiming more than 14 withholding allowances or claiming an exemption from withholding if the wages were expected to usually exceed $200 per week. The proponent argued that the IRS's procedures were spelled out in administrative regulations and not directly in the enabling statute, that the company need not follow those procedures. The staff rejected the proponent's position, accepting instead the company's argument that "properly adopted administrative regulations have the force and effect of law until rescinded by the agency, superseded by Congressional action or invalidated by a court of competent jurisdiction," and that GE could therefore not legally operate under the proposal if it were ever to be implemented.

under Rule 14a-8(i)(2), and therefore beyond the power of the Company to implement under Rule 14a-8(i)(6).[13]

In its final rule implementing the Standards Relating to Listed Company Audit Committees, the Commission wrote:

> Effective oversight of the financial reporting process is fundamental to preserving the integrity of our markets. The board of directors, elected by and accountable to shareholders, is the focal point of the corporate governance system. The audit committee, composed of members of the board of directors, plays a critical role in providing oversight over and serving as a check and balance on a company's financial reporting system. The audit committee provides independent review and oversight of a company's financial reporting processes, internal controls and independent auditors. It provides a forum separate from management in which auditors and other interested parties can candidly discuss concerns. By effectively carrying out its functions and responsibilities, the audit committee helps to ensure that management properly develops and adheres to a sound system of internal controls, that procedures are in place to objectively assess management's practices and internal controls, and that the outside auditors, through their own review, objectively assess the company's financial reporting practices.[14]

Because of the interplay between federal law, as promulgated by Congress under Sarbanes-Oxley and the implementing Commission regulations and New York Stock Exchange rules applicable to audit committees, the responsibilities of the Audit Committee simply cannot be allocated, delegated or otherwise re-missioned to any other Committee, such as the Proponent's "Public Policy Committee." In this connection, the national securities exchanges were specifically directed by Congress under Section 301 of Sarbanes-Oxley to prohibit the listing of any security of an issuer that was not in compliance with the audit committee standards mandated by Sarbanes-Oxley.[15] Those audit committee standards outlined by Congress in Section 301 relate to the independence of audit committee members, and provide that such committee has the sole responsibility

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[13] See, e.g. Boeing Company (February 22, 1999)(proposal that permitted only "independent committed directors" as defined in the proposal to serve on key board committees was excluded as not within the Board's power to ensure the election of individuals as director who met the specified criteria, and that the board did not contain enough members who met the proposal's qualifications). International Business Machines Corporation (January 31, 1995)(proposal to ensure the election under New York law of a director with the criteria specified by the proponent found to be beyond the power of the company to effectuate).

[14] http://www.sec.gov/rules/final/33-8220.htm

[15] Section 301 of the Sarbanes-Oxley Act of 2002. See Item 407(d) of Regulation S-K under the Securities Exchange Act of 1934 and the New York Stock Exchange Listed Company Manual, Sections 303A.06 and 303A.07 (audit committee requirements).

to select and oversee the issuer's independent accountant; to implement procedures for handling complaints regarding the issuer's accounting practices; to provide authority for the audit committee to engage advisors; and to receive funding for the independent auditor and any outside advisors engaged by the audit committee. As part of the enhanced responsibilities and duties associated with Audit Committee membership, Sarbanes-Oxley and implementing Commission regulations require among other items, that a company must disclose whether at least one of the members of the Audit Committee is a "financial expert" and the regulations set forth specific requirements in order for a director to qualify as an "audit committee financial expert".[16] The regulations also go on to specify how an audit committee financial expert can acquire the required attributes.[17] What this means for public companies like IBM with an Audit Committee which must comply with Sarbanes-Oxley and the rules and regulations of the Commission and the New York Stock Exchange implementing Sarbanes-Oxley, is that those laws, rules and regulations require the Audit Committee to undertake a number of specific reviews, disclosures and other requirements, and that each of these requirements can <u>only</u> be undertaken by the Audit Committee.[18]

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[16] An "audit committee financial expert"[16] means a person who has the following attributes: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal control over financial reporting; and (v) an understanding of audit committee functions.

[17] See Item 407(d)(5)(iii) of Regulation S-K, which provides that an audit committee financial expert shall have acquired the above attributes through:

- Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
- Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
- Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
- Other relevant experience.

[18] See Item 407(d) of Regulation S-K, entitled "Audit Committee. In connection with the release of our annual proxy materials, the Audit Committee must state in such proxy materials whether:

1. the audit committee has reviewed and discussed the audited financial statements with management;
2. the audit committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Accounting Oversight Board in Rule 3200T;
3. the audit committee has received the written disclosures and the letter from the

Given the enhanced requirements and complexities associated with audit committee membership and service, the duties and responsibilities enumerated under Sarbanes-Oxley can be performed only by the Audit Committee and cannot be delegated, allocated or re-missioned to any other Board committee. In this connection, the New York Stock Exchange rule specifically provides that:

> *"To avoid any confusion, note that the audit committee functions are the sole responsibility of the audit committee <u>and may not be allocated to a different committee</u>."*[19] (emphasis added)

The non-allocable nature of the functions of the Audit Committee is unique to such Committee.[20] As a result, given this specific limitation applicable to Audit Committees, because the instant Proposal would move the non-allocable responsibilities to another committee, the Proposal cannot be lawfully implemented.

**b.** ***The Proposal's allocation of responsibility over other "government regulations" to a "Public Policy Committee" will also violate other Federal and state laws, rules and regulations, which by their terms otherwise require action by the full IBM Board of Directors.***

Just as some laws, rules and regulations require specific committees of a board of directors to provide oversight and take action on various items, other laws, rules and regulations specifically require the active involvement and participation of a company's *entire* board of directors on certain matters. Examples here include Commission regulations for approving and signing the Annual Report on Form 10-K,[21]

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independent accountant required by the applicable requirements of the Public Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence; and

4. based on the reviews and discussions referenced in 1-3 above, the audit committee recommended to the board of directors that the audited financial statements be included in the company's annual report on Form 10-K for the last fiscal year for filing with the Commission.

[19] See NYSE Listed Company Manual, General Commentary to Section 303A.07 at http://nysemanual.nyse.com/LCMTools/PlatformViewer.asp?selectednode=chp_1_4_3&manual=%2Flcm%2Fsections%2Flcm-sections%2F

[20] Compare with commentaries to NYSE Rule 303A.04 (Nominating/Corporate Governance Committee) noting that "Boards may allocate the responsibilities of the nominating/corporate governance committee to committees of their own denomination, provided that the committees are composed entirely of independent directors and Rule 303A.05 (Compensation Committee) (to same effect) at http://nysemanual.nyse.com/LCMTools/PlatformViewer.asp?selectednode=chp_1_4_3&manual=%2Flcm%2Fsections%2Flcm-sections%2F

[21] See the filing requirements for the Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (General Instruction D), which must be signed by a majority of the full Board of Directors.

debt and equity Registration Statements,[22] and the election of our Company's Officers by the Directors under New York State law.[23] Federal regulations applicable to IBM mandating action by a company's entire board of directors would also be violated if sole responsibility over such "government regulations" were to be vested in the Proponent's public policy committee.[24] In short, implementation of the Proposal by moving oversight responsibilities for government regulations to a single new public policy committee would also be unlawful under Rule 14a-8(i)(2). Since implementation would violate multiple laws, rules and regulations applicable to IBM, the Proposal would also be beyond the power of the Company to implement under Rule 14a-8(i)(6). Therefore, the Company also requests exclusion of the Proposal under both Rules 14a-8(i)(2) and (i)(6).

**II. The Proposal may be also excluded pursuant to Rules 14a-8(i)(3) and 14a-9 because it contains both a materially false and misleading statement and is impermissibly vague and indefinite.**

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 cites as an example of misleading statements "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." As such, the Staff has permitted registrants to use Rule 14a-8(i)(3) to exclude proposals from proxy statements if the proposal is determined to be either vague and indefinite or false and misleading.[25] As the Staff also explained in *Staff Legal Bulletin 14B* (Sept. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates either that a factual statement is objectively and materially false or misleading or that the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

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[22] See, for example, Forms S-3, S-4 and S-8, which are required to be filed with the Commission under the Securities Act of 1933, which must be signed by a majority of the full Board of Directors.

[23] See Section 715(a) of the New York Business Corporation Law (McKinney 2014).

[24] See, e.g., Interim Final Rule relating to Foreign Ownership Control and Influence ("FOCI") as promulgated by the United States Department of Defense under the National Industrial Security Program ("NISPOM"), 32 C.F.R. Part 117.56, 79 Fed. Reg. 19467, 19474 (April 9, 2014), requiring a company's Board of Directors to adopt resolutions excluding access to classified information for persons who do not have the appropriate security clearances. These regulations do not contemplate implementation by any committee of the board.

[25] See, e.g., Joseph Schlitz Brewing Company (March 21, 1977); International Business Machines Corporation (January 10, 2003).

The Company believes that the Proposal (1) contains an objectively false and misleading statement about the Board being "without a committee to legitimately and ethically deal with public issues...affecting our business" and (2) is impermissibly vague and indefinite because it is unclear as to what precisely is not being legitimately or ethically handled by the Company's existing Board Committees, or for that matter, how the Proponent's proposed Public Policy Committee would be any better positioned to address these issues legitimately and ethically.

In the instant case, the Supporting Statement explicitly acknowledges the existence of each of the Company's standing Board Committees, yet goes on to state, without any factual support or foundation whatsoever, that the Board is "*without a committee to legitimately and ethically deal with public issues, especially international affairs, affecting our business.*" This statement is materially false and misleading as it:

- states, in effect, that none of the existing IBM Board Committees now overseeing the very matters now sought to be covered by the Proponent's public policy committee are "*legitimately and ethically*" able to satisfy their obligations under their respective Committee charters;

- appears to question the legitimacy, ethics, competence and resultant actions of the IBM directors now serving on each of IBM's existing Board committees, by suggesting they are not legitimately and ethically carrying out their oversight responsibilities on public issues as members of such Committees; and

- ignores entirely all of IBM's policies, practices and procedures on the issues the Proponent has suggested be covered by his Public Policy committee, all of which policies, practices and procedures are readily available on the Company's website and address in detail the very same items the Proponent now suggests be handled by his new Public Policy Committee.

The Proposal and Supporting Statement are also impermissibly vague and indefinite under Rule 14a-8(i)(3) because they fail to address with any specificity any "public issues" which remain unaddressed, or which have been improperly and unethically addressed by any of IBM's current Board Committees. The Supporting Statement also fails to address or clarify how such "public issues" might be better addressed by the Proponent's new Public Policy Committee. Instead of providing relevant factual background to support the Proposal, the Supporting Statement focuses largely on the Proponent's concerns over the government of Japan -- ranging from the issuance of the recent US-Japan Joint Statement dated April 25, 2014[26] -- to other actions

[26] See U.S.-Japan Joint Statement: The United States and Japan: Shaping the Future of the Asia-Pacific and Beyond, located at http://www.whitehouse.gov/the-press-office/2014/04/25/us-japan-joint-statement-united-states-and-japan-shaping-future-asia-pac

the Proponent claims were taken by the Japanese Government against him personally when, he, "*as a graduate student in Osaka University organizing Chinese democratic and human rights activities in Japan, was persecuted because [he] refused to collaborate with the Japanese government to betray [his] fellow Chinese students*." Not only does the Proponent fail to explain how a new public policy committee should operate or what its composition should be, the Proponent's other references to news articles and interviews with him dating back to 1990 fail to provide any guidance or assistance that might aid the Board, the Company or IBM stockholders in identifying or understanding any shortcomings with respect to IBM's existing Board Committee structure, or how a new public policy committee might be in a better position to address matters relevant to the Company.

Over the years, there have been many situations in which the Staff has granted no-action relief to registrants with proposals which were similarly infirm. In this connection, the Staff has found that proposals may be excluded where they are "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[27] In this case neither the IBM Board of Directors, the Company or IBM stockholders at large should be made to speculate on the meaning of the Proposal, or what the implementation of the Proposal might entail.

The Staff has also allowed a proposal to be excluded when it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal."[28] The Proposal requests that the Public Policy Committee be established to "assist the Board of Directors in overseeing IBM's policies and practice that relate to public issues concerning human rights, corporate social responsibility, supplier chain management, charitable giving, political activities and expenditures, government regulations, and especially international relations that may affect IBM's operations, performance, reputation, and shareholders' value." Such review and oversight is extremely broad, extensive and multi-faceted and based on the limited guidance in the Proposal, stockholders will not be able to ascertain with certainty the nature of the Committee's specific role and responsibilities in the different areas. In fact, it is extremely likely that each stockholder could envision a different role for the Committee in each different public policy area that falls under the Proposal and any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by the stockholders.

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[27] Philadelphia Electric Company (July 30, 1992).

[28] Exxon Corporation (Jan 29, 1992).

We believe the Proposal is subject to omission in its entirety under Rules 14a-8(i)(3) and 14a-9, and request that the Staff concur that the Proposal may be excluded from IBM's 2015 Proxy Materials on the basis of such rules.

## III. The Proposal may also be excluded pursuant to Rule 14a-8(i)(4) because it relates to a personal grievance against a third-party and is intended to further a personal interest, which is not shared by the other shareholders at large.

Under Rule 14a-8(i)(4), a shareholder proposal may be excluded from a company's proxy materials if it (a) relates to the redress of a personal claim or grievance against the company or any other person or (b) if it is designed to result in a benefit to the Proponent or to further a personal interest of the Proponent that is not shared by the other shareholders at large. The Commission has stated that "[t]he cost and time involved in dealing with" a proposal that involves a personal grievance or furthers a personal interest that is not shared by other shareholders is "a disservice to the interests of the issuer and its security holders at large."[29] The Commission also stated that "a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under [Rule 14a-8(i)(4)] if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." [30] The Staff has also previously allowed the exclusion of a proposal where the Proponent is seeking the consensus of other stockholders with respect to matters that are of a general, political, social or economic nature.[31]

In his Supporting Statement, Proponent argues that the U.S-Japan Joint Statement of April 25, 2014 contains "dangerous contents" and that "the Japanese government has misled the U.S". He also details his experience as a graduate student who was "persecuted" when he "refused to collaborate with the Japanese government to betray my fellow Chinese students." Even though the Proponent has attempted to draft the Proposal in a general way to be of interest to all security holders, his Supporting Statement evidences that his Proposal is a tactic to redress a personal grievance against the Japanese government, which is a matter of personal interest that is not shared by the other shareholders at large. The Company's Annual Meeting of Stockholders is an inappropriate forum for the Proponent to advance his general, political and social views and will create additional costs and time burdens in a manner that is a disservice to the

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[29] Exchange Act Release No. 34-19135.

[30] Exchange Act Release No. 34-19135.

[31] See Exchange Act Release No. 34-3638 and Kansas City Power & Light Co. (Jan 24, 2000) (allowed the exclusion under Rule 14a-8(i)(4) where the proponent wanted to use the Annual Meeting of Shareholders to advance his political belief that the citizens of the 50 states are not citizens of the United States and are not subject to federal taxes).

other security holders. Therefore, the Company also requests exclusion of the Proposal under Rule 14a-8(i)(4).

**CONCLUSION**

Based on the foregoing analysis, the Company respectfully requests that the Staff confirm that it will take no enforcement action if IBM excludes the Proponent's entire submission from its 2015 proxy materials for the reasons set forth above. We would be pleased to provide the Staff with any additional information, and answer any questions that you may have regarding this letter. I can be reached at +1(212)-474-1270 or wrogers@cravath.com. Please copy Stuart Moskowitz, Senior Counsel of the Company, on any related correspondence at smoskowi@us.ibm.com

We are sending the Proponent a copy of this submission. Rule 14a-8(k) provides that a shareholder proponent is required to send a company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. As such, the Proponent is respectfully reminded that if he elects to submit additional correspondence to the Staff with respect to this matter, a copy of that correspondence should concurrently be furnished directly to my attention and to the attention of Stuart Moskowitz, Senior Counsel of the Company, in accordance with Rule 14a-8(k). My fax number is +1 212-474-3700 and Mr. Moskowitz's fax number is +1 845-491-3203.

Thank you for your attention to this matter.

Sincerely,

/s/William P. Rogers, Jr.
William P. Rogers, Jr.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls. Copies w/encls. to:

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

VIA EMAIL: smoskowi@us.ibm.com

Mr. Jing Zhao

***FISMA & OMB Memorandum M-07-16***

VIA EMAIL: ***FISMA & OMB Memorandum M-07-16***
VIA FEDERAL EXPRESS

**Exhibit A**
to IBM's No-Action Letter Request

Shareholder Proposal of **Mr. Jing Zhao**

International Business Machines Corporation

2015 Proxy Statement

April 30, 2014

Office of the Secretary

International Business Machines Corporation

1 New Orchard Road, Mail Drop 301

Armonk, NY 10504

via certified mail

Re: Shareholder Proposal on Public Policy Committee

Dear Secretary:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2015 annual meeting of shareholders and the letter of my shares confirmation. I will continuously hold these shares until the 2015 annual meeting of shareholders.

Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** (phone/fax) or ***FISMA & OMB Memorandum M-07-16*** I would suggest that IBM have an email account to receive shareholder's proposal and other communications.

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: Shareholder proposal

Letter of Jing Zhao's shares confirmation

## Shareholder Proposal on Establishing a Public Policy Committee

Resolved: shareholders recommend that International Business Machines Corporation (IBM) establish a Public Policy Committee to assist the Board of Directors in overseeing IBM's policies and practice that relate to public issues including human rights, corporate social responsibility, supplier chain management, charitable giving, political activities and expenditures, government regulations, and especially international relations that may affect IBM's operations, performance, reputation, and shareholders' value.

**Supporting Statement**

IBM currently has four board committees: Audit Committee, Directors and Corporate Governance Committee, Executive Compensation and Management Resources Committee, and Executive Committee, but without a committee to legitimately and ethically deal with public issues, especially international affairs, affecting our business. According to our 2013 annual report, IBM has 32% ($31,628m/$97,800m) revenue in Europe/Middle East/Africa, 23% ($22,923/$97,800m) revenue in Pacific Asia; "Within the BRIC countries of Brazil, Russia, India and China, ... The company continues to see good opportunity in all regions over the long term and is continuing to invest in these key markets." (p.40); "During 2013, performance in China was impacted by the process surrounding the implementation of a broad governmental economic reform plan."(p.41). IBM is truly a leading international business corporation in the world.

The globalization has made the world increasingly connected and complicated. For example, the U.S.-Japan Joint Statement on April 25, 2014 includes such dangerous contents as: "These commitments extend to all the territories under the administration of Japan, including the Senkaku Islands." "The United States welcomes and supports Japan's consideration of the matter of exercising the right of collective self-defense." The Japanese government has misled the U.S. under the U.S.-Japan Security Treaties to crash with the rising power of a nationalistic China since Japan utilized China's 1989 Tiananmen Tragedy to abandon Japan's peace constitution (the cornerstone of Asia's peace after WWII) towards rearmament, militarization and fascism. Although the Japanese government signed the G-7 Summit declaration in 1989 to protect Chinese students, I, as a graduate student in Osaka University organizing Chinese democratic and human rights activities in Japan, was persecuted because I refused to collaborate with the Japanese government to betray my fellow Chinese students. Please refer to Japan's second largest newspaper Asahi's interviews with me on February 10, 1990, October 20, 1992 and June 8, 2009, and my article "The Betrayal of Democracy: Tiananmen's Shadow over Japan," Historia Actual Online, 2004, Issue 4 Volume 2.

Partly to respond to my proposals, Microsoft established such a public policy committee in 2012. It is also necessary for IBM to establish a Public Policy Committee.

**TD Ameritrade**

April 30, 2014

Jing Zhao
Roth IRA
***FISMA & OMB Memorandum M-07-16***

Re: Your TD Ameritrade acc***FISMA & OMB Memorandum M-07-16***

Dear Jing Zhao,

Thank you for allowing me to assist you today. As you requested, this letter is to serve as confirmation that you have continuously held at least 15 shares of IBM - International Business Machines Corp. in the above referenced TD Ameritrade account since April 19, 2013.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Veronica Tucker-Bernard

Veronica Tucker-Bernard
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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